XL CAPITAL
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
000s of U.S. Dollars

Exhibit 12

(U.S. dollars in thousands, except ratios)	Yr End 31-Dec 2008 (2)	Yr End 31-Dec 2007		Yr End 31-Dec 2006		Yr End 31-Dec 2005 (3)	Yr End 31-Dec 2004
Earnings:
Pre-tax income (loss) from continuing operations	$(595,293)		$1,267,580		$1,626,722	$(1,416,752)		$994,978
Fixed charges	443,401		702,826		603,332	457,533		341,967
Distributed income of equity investees	335,411		93,465		84,203	41,669		152,701

Subtotal	$183,519		$2,063,871		$2,314,257	$(917,550)		$1,489,646
Less: Minority interest	—		23,928		25,016	8,210		8,387
Preference share dividend	78,645		69,514		40,322	40,322		40,321

Total Earnings (Loss)	$104,874		$1,970,429		$2,248,919	$(966,082)		$1,440,938

Fixed Charges:
Interest costs	$205,212		$200,831		$202,222	$176,106		$143,647
Accretion of deposit liabilities	146,588		421,074		350,053	227,743		148,587
Rental expense at 30% (1)	12,956		11,407		10,735	13,362		9,412

Total Fixed charges	$364,756		$633,312		$563,010	$417,211		$301,646
Preference share dividends	78,645		69,514		40,322	40,322		40,321

Total fixed charges and pref dividends	$443,401		$702,826		$603,332	$457,533		$341,967

Ratio of Earnings to Fixed Charges	0.3		3.1		4.0	(2.3)		4.8

Ratio of Earnings to Fixed Charges & Preference Dividends	0.2		2.8		3.7	(2.1)		4.2

Deficiency – fixed charges only	$259,882	$	N/A	$	N/A	$1,383,293	$	N/A

Deficiency – fixed charges and preference dividends (2)	$338,527	$	N/A	$	N/A	$1,423,615	$	N/A

Notes:

(1)	30% represents a reasonable approximation of the interest factor

(2)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $338.5 million.

(3)	For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $1,423.6 million.

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